LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

April 16, 2020

VIA EDGAR TRANSMISSION

Christopher Bellacicco
U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:     Listed Funds Trust (the “Trust”)
File Nos. 333-215588 and 811-23226
Post- Effective Amendment No. 38 to the Trust’s Registration Statement on Form N-1A
Roundhill BITKRAFT Esports & Digital Entertainment ETF (the “Fund”)

Dear Mr. Bellacicco:

This correspondence is in response to comments you provided on April 9, 2020 to the Trust on behalf of the staff (the “Staff”) of the Commission with respect to the Fund and the Trust’s Post-Effective Amendment No. 38 (the “Amendment”) to its registration statement on Form N‑1A, which was filed via EDGAR on February 27, 2020. For your convenience, your comments have been reproduced with responses following each comment.

Comment 1:	Please provide the Staff with a completed Fees and Expenses table and Expense Example prior to the effectiveness of the Amendment to the Registration Statement.
Response:    The Fund’s completed fee table is as shown below:

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.50%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses	0.00%
Total Annual Fund Operating Expenses(1)	0.50%

(1) The Fund’s investment adviser has agreed to waive 0.25% of its management fees for the Fund until at least June 30, 2020. This agreement may be terminated only by, or with the consent of, the Fund’s Board of Trustees.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year: $26	3 Years: $135	5 Years: $255	10 Years: $604

Comment 2:	In the Portfolio Turnover section, please clarify that the Fund’s turnover is between its inception date of June 3, 2019 to its fiscal year end of December 31, 2019.
Response:     The Trust had revised the Amendment accordingly.

Comment 3:
The Staff notes that the description of how securities are selected for inclusion in the Index has changed considerably. If the Index methodology has changed, please provide the Staff with an updated methodology.

Response:	An updated Index methodology was delivered to the Commission staff under separate cover on or about April 16, 2020.

Comment 4:	Please explain how the Index is rules-based when the Committee has authority to make changes.

Response:
As described in the methodology provided to the Staff, the Index is constructed using well-defined rules that identify, classify and screen the Index components and determine their weight within the Index. Under ordinary circumstances, there is no discretion in the implementation of the methodology or its rules. However, the Committee reserves discretion to modify the rules-based methodology if extenuating circumstances affecting either one or more issuers or market conditions more generally would otherwise cause the methodology to generate results inconsistent with the Index’s stated objective and/or the Fund’s stated investment objective and principal investment strategy. The ability to modify the Index methodology under such circumstances is subject to the Committee’s review and approval and clearly disclosed in the Index’s methodology. In addition, the composition of the Index and the Fund’s holdings are disclosed publicly on a daily basis. Limited discretion of this nature also is not uncommon in the construction of even the most well-recognized securities indices and is necessary for their effective implementation.

Moreover, the Trust is unaware that Rule 6c-11, in accordance with which the Fund intends to operate, or any other statute, regulation, or written Staff guidance that requires that an index utilized by a fund as part of its investment objective must be a “rules-based” index. The Trust notes that, although past index-based ETF exemptive orders issued by the Staff, the Trust and the Adviser do not intend to rely on such exemptive relief, and the Commission determined to not include comparable requirements in Rule 6c-11.

Comment 5:	Please explain the screening and classification process.
Response:     Please see the Index methodology provided in response to comment no. 3 above.

Comment 6:	Please explain what the phrase “manually intervene” means as this suggests that a model is otherwise used.

Response:	The above-referenced sentence has been revised to read as follows:

In overseeing the implementation of the methodology, the Committee will generally follow criteria for the screening, classification, and weighting process, but may adjust the inputs to or outputs from such criteria in instances in which the Committee determines that due to extenuating circumstances or unusual market conditions the results of the process do not result in an appropriate representation of a company within the Index or would be contrary to investor expectations for the Index.

Comment 7:
Please re-order the principal risks of each Fund in order of importance rather than alphabetically. Please see the transcript of a speech delivered by Dalia Blass, Director of the SEC’s Division of Investment Management, at the ICI Securities Law Developments Conference on October 25, 2018.

Response:
The Amendment’s principal risks have been revised to ensure that the risk disclosures and are tailored appropriately to the Fund and that the risks the Adviser considers to be the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. As a result of such revisions, the Trust notes that the first risk listed is “Competitive Esports Risk”, which the Trust believes is the risk that the Staff would consider to be the most significant risk for the Fund. The remaining risks have been listed alphabetically.

Comment 8:	Please add risk disclosures for pandemic risk and cyber security risk.

Response:
The Trust confirms that disclosure regarding pandemic risk has been added in response to item 9 and notes that the Amendment currently contains risk disclosure regarding cybersecurity risk on page 4 of the Fund’s Statement of Additional Information.

Comment 9:	In Part C of the Amendment, please include hyperlinks for all exhibits and documents incorporated by reference.

Response:	The Trust confirms that hyperlinks for all exhibits and documents incorporated by reference will be included in Part C of the Amendment.

* * *

If you have any questions or require further information, please contact Kent Barnes at (414) 765-6511 or kent.barnes@usbank.com.

Sincerely,

/s/ Kent P. Barnes
Kent P. Barnes
Secretary